Mail Stop 3561

February 6, 2007

Mr. Anders C. Moberg
President and Chief Executive Officer
Royal Ahold
Piet Heinkade 167 – 173
1019 GM Amsterdam, The Netherlands

>   **Re: Royal Ahold**
>   **Form 20-F for the Fiscal Year Ended January 1, 2006**
>   **Filed April 13, 2006**
>   **File No. 1-2510**

Dear Mr. Moberg:

    We have reviewed your response letter filed on January 12, 2007 to our comment letter dated December 29, 2006 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended January 1, 2006

Consolidated Statements of Cash Flows, page 90

1. We have reviewed your response to comment 2 in our letter dated January 1, 2007. We continue to believe that "profit and loss" as contemplated by paragraph 20 of IAS 7 should be based upon the measure of "profit and loss" described in paragraphs 78 and 79 of IAS 1.   Therefore, it appears that you should begin your reconciliation of net cash flows from operating activities with net income as opposed to operating income. Please revise your presentation with retrospective application to all periods presented in future filings.

    Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Staff Accountant Andrew Blume at (202) 551-3254. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief